

June 15, 2018

Via E-mail
Emanuel Chirico
Chief Executive Officer
PVH Corp.
200 Madison Avenue
New York, NY 10016

>   **Re: PVH Corp.**
>   **Form 10-K for Fiscal Year Ended February 4, 2018**
>   **Filed March 30, 2018**
>   **File No. 001-07572**

Dear Mr. Chirico:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 4, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Market Risk, page 46

1. Your consolidated statement of comprehensive income discloses that you recognized foreign currency translation adjustments of $561.3 million during the fiscal year ended February 4, 2018. Given the significance of these translation adjustments to your total comprehensive income for the period, please revise your discussion of market risk to describe the specific changes in foreign currencies that resulted in these significant foreign currency translation adjustments during the period. Refer to the guidance in Rule 3-05(b) of Regulation S-K.

<u>Consolidated Balance Sheets, page F-4</u>

2. Your consolidated balance sheets indicate that your accrued expenses totaled $923.1 million and $832.4 million or approximately 49% and 53% of your total current liabilities at February 4, 2018 and January 29, 2017, respectively. Please revise your balance sheets or the notes to your financial statements to separately disclose any items included in this caption that exceed 5% of your total current liabilities. Refer to the guidance outlined in Rule 5-02(20) of Regulation S-X. In addition, to the extent that your other long-term liabilities include any items that exceed 5% of your total liabilities, please revise your balance sheets or the notes to the financial statements to separately disclose these items. Refer to the guidance in Rule 5-02(24) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at (202) 551-3774 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

/s/Craig Arakawa for

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining